UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  March 29, 2004

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release No. 4 dated March 29, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

March 29, 2004

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 4, 2004
March 29, 2004

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN
OTC BB SYMBOL: JPNJF

J-PACIFIC ENTERS INTO CONSULTING AGREEMENTS

J-Pacific Gold Inc. ("J-Pacific") is pleased to announce that it has signed consulting agreements with Peter Grandich and Stephen Coates to provide services in the areas of finance, investment markets and investor relations.

Mr. Grandich is the Managing Member of Grandich publications, LLC (www.grandich.com), which publishes the Grandich letter and provides advisory services to public companies. He is also the managing member of Trinity Financial, Sports & Entertainment Company, LLC (www.trinityfsem.com), a registered Investment Advisor in the State of New Jersey. Trinity provides investment advisory services to individuals, small to mid-sized businesses, professional athletes and entertainers. Mr. Grandich will be paid a monthly retainer of US$1,500 and has been granted an incentive option for the purchase of 100,000 common shares at a price of $0.68 per share for a period of three years.

Stephen Coates brings a wealth of experience to J-Pacific's investor relations program. Mr. Coates was a former Vice-President of Business Development for Independent Equity Research Corp and an Investment Advisor with RBC Dominion Securities. Currently, Mr. Coates advises on investor relations and business development matters with junior resource companies. Mr. Coates will serve as a consultant to J-Pacific and will assist in developing and implementing a corporate communications strategy directed at enhancing the corporate profile of J-Pacific with the investment community. Mr. Coates will be paid a monthly retainer of $1,000 and has been granted an incentive option for the purchase of 50,000 common shares at a price of $0.68 per share for a period of three years.

J-Pacific has also granted an incentive option to a consultant for the purchase of 100,000 common shares at a price of $0.68 per share for a period of three years.

The grant of the options is subject to regulatory approval.

On behalf of the Board of Directors,

"N. Ferris"
President and CEO

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

For further information, please contact Investor Relations - Telephone 1-888-236-5200.